UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)
and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

K-Tron International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

482730108
(CUSIP Number)

John R. Zerkle, Esq.
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006
(812) 931-3832

with a copy to :

Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive, Suite 2700
Chicago, IL 60606
(312) 407-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 pages)

Page 2 of 11 pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hillenbrand, Inc., I.R.S. Identification No. 26-1342272

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Indiana

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,420 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

334,420 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (2)

14	TYPE OF REPORTING PERSON

CO

(1) Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3) entered into with beneficial owners of such securities as described therein. Represents 281,420 shares of outstanding issuer common stock and 53,000 shares of issuer common stock issuable upon exercise of outstanding options held by shareholders of the issuer who entered into the Voting Agreement with Hillenbrand (as defined in Item 2 below) obligating such shareholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3 below) and related matters, and with respect to which such shareholders granted Hillenbrand an irrevocable proxy granting Hillenbrand (or an individual designated by Hillenbrand) the right to vote on their behalf in favor of such matters. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hillenbrand that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and Hillenbrand expressly disclaims beneficial ownership of such securities.

(2) Based on 2,838,683 shares of issuer common stock outstanding as of January 8, 2010, plus 53,000 shares of issuer common stock issuable upon exercise of options as of January 8, 2010, in each case as represented by the issuer in the Merger Agreement.

Page 3 of 11 pages

Item 1. Security and Issuer.

     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of K-Tron International, Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at Routes 55 & 553, Pitman, New Jersey 08071-0888.

Item 2. Identity and Background.

(a)          This Schedule 13D is being filed by Hillenbrand, Inc., an Indiana corporation (“Hillenbrand”), pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act.

(b)          The address of the principal business and the principal office of Hillenbrand is One Batesville Boulevard, Batesville, Indiana 47006.

(c)       Hillenbrand is the leader in the North American death care industry and manufactures, distributes and sells funeral service products through its Batesville Casket subsidiary to licensed funeral directors who operate licensed funeral homes. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Hillenbrand’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Hillenbrand.

(d)-(e)    During the last five years, neither Hillenbrand nor, to its knowledge, any of the other persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All directors and executive officers of Hillenbrand are U.S. citizens, except for director Eduardo R. Menascé, who is a citizen of Brazil.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4, the shares of Issuer Common Stock to which this Schedule 13D relates have not been purchased by Hillenbrand. Pursuant to a Voting Agreement, dated as of January 8, 2010 (the “Voting Agreement”), among Hillenbrand, Krusher Acquisition Corp., a wholly owned subsidiary of Hillenbrand (“Merger Sub”) and certain shareholders of the Issuer identified on the signature pages thereto (each a “Shareholder” and, collectively, the “Shareholders”), Hillenbrand may be deemed to be the beneficial owner of 334,420 shares of Issuer Common Stock held of record by the Shareholders. Hillenbrand, Merger Sub and the Shareholders entered into the Voting Agreement to induce Hillenbrand and Merger Sub to enter into the Agreement and Plan of Merger, dated as of January 8, 2010 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer to survive the merger and become a wholly owned subsidiary of Hillenbrand (the “Surviving Corporation”). Both the Voting Agreement and the Merger Agreement are described in further detail in Item 4 below, which description is incorporated by reference to this Item 3. Any beneficial ownership of Hillenbrand in shares of Issuer Common Stock that may be deemed to arise from the Voting Agreement does not require the expenditure of any funds, as Hillenbrand did not pay additional consideration to the Shareholders for entering into the Voting Agreement. Hillenbrand anticipates it will fund the transactions contemplated by the Merger Agreement by using cash on hand and proceeds from debt financing.

     References to, and description of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 2.1 hereto and incorporated herein by reference and the Voting Agreement attached as Exhibit 10.1 hereto and incorporated by reference herein.

Page 4 of 11 pages

Item 4. Purpose of Transaction.

     (a)-(b) As described in Item 3 above, this Schedule 13D relates to the shares of Issuer Common Stock that are the subject of the Voting Agreement. The Voting Agreement was entered into as a condition to the willingness of Hillenbrand and Merger Sub to enter into the Merger Agreement.

     On January 8, 2010, Hillenbrand, Merger Sub and Issuer entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer with the Issuer surviving the Merger as the Surviving Corporation. At the effective time of the Merger, each share of Common Stock (including shares of unvested restricted Common Stock) will be converted into the right to receive $150.00 in cash, which price may be adjusted in specified circumstances as per the terms of the Merger Agreement. In addition, options to acquire Issuer Common Stock, stock appreciation rights for shares of Issuer Common Stock and Issuer restricted stock unit awards, in each case that were outstanding immediately prior to the consummation of the Merger, will be converted to the right to receive cash based on the Merger Consideration and the formulas contained in the Merger Agreement.

     Hillenbrand, Merger Sub and the Issuer have made customary representations, warranties and covenants in the Merger Agreement. The closing of the Merger is subject to (i) the requisite approval by the shareholders of the Issuer, (ii) the absence of certain legal impediments to the consummation of the Merger, (iii) regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) other customary closing conditions.

     In connection with the Merger Agreement, Hillenbrand, Merger Sub and the Shareholders entered into the Voting Agreement, pursuant to which each Shareholder, subject to certain conditions therein, agreed to vote or cause to be voted the Shareholder’s Subject Shares (as defined in the Voting Agreement) in favor of the approval of the Merger Agreement and the transactions contemplated thereby and against any competing Takeover Proposal (as defined in the Merger Agreement) or any action, agreement or transaction that would be expected to impede or delay the consummation of the Merger.

     Pursuant to the Voting Agreement, each Shareholder has agreed to certain restrictions on transfer of such Shareholder’s Subject Shares and certain voting rights related thereto and has granted Hillenbrand (or an individual designated by Hillenbrand) an irrevocable proxy with respect to the Subject Shares. The irrevocable proxy permits Hillenbrand or its designee to vote the Subject Shares in the manner set forth above in this Item 4. The Voting Agreement will terminate automatically upon the earlier of (i) termination of the Merger Agreement or (ii) the effective time of the Merger.

     The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 2.1 hereto and incorporated by reference herein and the Voting Agreement attached as Exhibit 10.1 hereto and incorporated by reference herein.

     (c) Not applicable.

     (d) The Merger Agreement provides that at the effective time of the Merger, the directors of Merger Sub shall become the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or qualified. The Merger Agreement also provides that at the effective time of the Merger, the officers of the Issuer shall become the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or qualified.

     (e)- (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety in accordance with the terms of Section 2.5 of the Merger Agreement and the By-laws of the Surviving Corporation shall be amended and restated in their entirety to read as the By-laws of Merger Sub as in effect immediately prior to the Merger, except the references to Merger Sub’s name shall be replaced by references to the Surviving Corporation’s name.

     (h) - (i) Following consummation of the Merger, Hillenbrand intends that the Common Stock of the Issuer will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Page 5 of 11 pages

     (j) Other than as described above, Hillenbrand does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although Hillenbrand reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreement described above, Hillenbrand may be deemed to have acquired shared beneficial ownership of 334,420 shares of Issuer Common Stock. This number of shares represents approximately 11.6% of the issued and outstanding shares of Issuer Common Stock based on 2,838,683 shares of Issuer Common Stock outstanding plus 53,000 shares of Issuer Common Stock issuable upon exercise of options, in each case as of January 8, 2010 (as represented by the Issuer in the Merger Agreement). However, Hillenbrand does not control the voting of such shares with respect to matters other than as described in Item 4 above, and does not possess any economic or other rights as an Issuer shareholder with respect to such shares. Hillenbrand disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Hillenbrand as to the beneficial ownership of such shares.

     To Hillenbrand’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

     (c) Neither Hillenbrand nor, to its knowledge, any person named in Schedule A, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Hillenbrand, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     The following documents are incorporated by reference as exhibits:

Exhibit Number	Description of Exhibits

2.1
Agreement and Plan of Merger, dated as of January 8, 2010, by and among Hillenbrand, Inc., Krusher Acquisition Corp. and K-Tron International, Inc. (incorporated by reference to Exhibit 2.1 to Hillenbrand, Inc.’s Current Report on Form 8-K, filed January 11, 2010 (Commission File No. 001-33794))

10.1
Voting Agreement, dated as of January 8, 2010, by and among Hillenbrand, Inc., Krusher Acquisition Corp. and the Shareholders party thereto (incorporated by reference to Exhibit 10.1 to Hillenbrand, Inc.’s Current Report on Form 8-K, filed January 11, 2010 (Commission File No. 001-33794))

Page 6 of 11 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HILLENBRAND, INC.

Date: January 15, 2010	By:	/s/John R. Zerkle
Name: John R. Zerkle
Title: Senior Vice President, General Counsel
and Secretary

Page 7 of 11 pages

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF HILLENBRAND

The business address of each director and executive officer of Hillenbrand is One Batesville Boulevard, Batesville, Indiana 47006. The business telephone of each director and executive officer of Hillenbrand is (812) 934-7500.

Board of Directors

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

William J. Cernugel
William J. Cernugel has served as a director of Hillenbrand since March 31, 2008. Mr. Cernugel was Senior Vice President and Chief Financial Officer of Alberto-Culver Company from May 2000 until his retirement in March 2007. Prior to that, he served in various other financial capacities for Alberto-Culver Company including Senior Vice President, Finance. Mr. Cernugel also serves on several not-for-profit boards. He is currently a board member and chairman of the Audit and Finance Committee of the Rehabilitation Institute of Chicago. Mr. Cernugel is also a board member and Secretary-Treasurer of Gottlieb Memorial Foundation and until June 2008 was a board member of Gottlieb Health Resources, Inc. and chairman of its Audit and Finance Committee. Mr. Cernugel was on the Board of Directors and a member of the Audit Committee of the Illinois CPA Society from 2007 to 2009. Mr. Cernugel is a Certified Public Accountant.

Eduardo R. Menascé
Eduardo R. Menascé has served as a director of Hillenbrand since February 8, 2008. Mr. Menascé also is a director of Hill-Rom Holdings, Inc. (formerly Hillenbrand Industries, Inc.), the former parent corporation of Hillenbrand, having served on that board since 2004. He is the retired President of the Enterprise Solutions Group for Verizon Communications, Inc., New York City, New York. Prior to the merger of Bell Atlantic and GTE Corporation, which created Verizon Communications, he was the Chairman, President and Chief Executive Officer of CTI MOVIL S.A. (Argentina), a business unit of GTE Corporation, from 1996 to 2000. Mr. Menascé has also held senior positions at CANTV in Venezuela and Wagner Lockheed and Alcatel in Brazil, and from 1981 to 1992 served as Chairman of the Board and Chief Executive Officer of GTE Lighting in France. He earned a Bachelor’s degree in Industrial Engineering from Universidad Pontificia Catolica de Rio de Janeiro and a Master’s degree in Business Administration from Columbia University. Mr. Menascé currently serves on the boards of directors of Pitney Bowes Inc., a global provider of integrated mail and document management solutions, John Wiley & Sons, Inc., a developer, publisher and seller of products in print and electronic media for educational, professional, scientific, technical, medical, and consumer markets, and KeyCorp, one of the nation’s leading bank-based financial service companies.

Stuart A. Taylor, II
Stuart A. Taylor, II has served as a director of Hillenbrand since September 26, 2008. Mr. Taylor is the Chief Executive Officer of The Taylor Group LLC in Chicago, a private equity firm focused on creating and acquiring businesses in partnership with women and minority entrepreneurs. He has previously held positions as Senior Managing Director at Bear, Stearns & Co. Inc., and Managing Director and head of CIBC World Market’s Global Automotive Group and Capital Goods Group. He also served as Managing Director of the Automotive Industry Group at Bankers Trust following a 10 year position at Morgan Stanley & Co. Incorporated in Corporate Finance. Mr. Taylor has been a member of the board of directors for Ball Corporation since 1999, where he currently serves as Chairman of the Human Resources Committee.

Page 8 of 11 pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Mark C. DeLuzio
Mark C. DeLuzio has served as a director of Hillenbrand since March 31, 2008. He is President and Chief Executive Officer of Lean Horizons Consulting, LLC, a global management consulting business which he founded in 2001. Prior to founding Lean Horizons, he served as Vice President, Danaher Business Systems for Danaher Corporation. Mr. DeLuzio serves as an advisory board member for Central Connecticut State University’s School of Engineering and Technology and the School of Business.

James A. Henderson
James A. Henderson has served as a director of Hillenbrand since March 31, 2008. Mr. Henderson was Chairman of the Board and Chief Executive Officer of Cummins Inc. prior to his retirement in December 1999. Mr. Henderson is a director of Nanophase Technologies Corporation. Mr. Henderson also currently serves as Chairman of The Culver Educational Foundation Board of Trustees and was a member of the Princeton University Board of Trustees and served as Chairman of the Executive Committee for the university. He has previously served as a director of AT&T Inc., International Paper Company, Rohm and Haas Company and Ryerson, Inc.

Ray J. Hillenbrand
Ray J. Hillenbrand has been Chairperson of the Board of Hillenbrand since February 8, 2008. He previously served as a director of Hillenbrand Industries, Inc., the former parent corporation of Hillenbrand, from 1970 until March 31, 2008. He served as that company’s Chairman of the Board from January 17, 2001 until March 31, 2006. He is engaged in the management of personal and family investments. Mr. Hillenbrand was employed by and active for 19 years in the management of Hillenbrand Industries prior to his resignation as Senior Vice President and member of the Office of the President in 1977. Mr. Hillenbrand is President of Dakota Charitable Foundation and serves as a member of the Board of Trustees of The Catholic University of America, Washington, D.C. Mr. Hillenbrand is a cousin of both W August Hillenbrand and Thomas H. Johnson.

Kenneth A. Camp
Kenneth A. Camp has served as a director and as President and Chief Executive Officer of Hillenbrand since February 8, 2008. Mr. Camp previously served as President of Batesville Casket Company, Inc. (“Batesville”) from May 1, 2001 until June 16, 2008. He continues to serve as Chairman and Chief Executive Officer of Batesville. Mr. Camp previously held various positions with Hillenbrand's former parent company, Hillenbrand Industries, Inc., commencing October 8, 2001. He served as Senior Vice President of that company from October 1, 2006 until his resignation from that position on March 31, 2008. He also has held various positions at Batesville including Vice President/General Manager of Operations from 1995 to 2000; Vice President, Sales and Service; Vice President, Marketing; and Vice President, Strategic Planning. Mr. Camp also serves on the boards of the Manufacturers Alliance/MAPI and the Funeral Service Foundation.

W August Hillenbrand
W August Hillenbrand has served as a director of Hillenbrand since February 8, 2008. Mr. Hillenbrand also is a director of Hill-Rom Holdings, Inc., Hillenbrand's former parent company (previously named Hillenbrand Industries, Inc.), having served on that board since 1972. He served as that company's Chief Executive Officer from 1989 until 2000 and as President from 1981 until 1999. Prior to his retirement in December 2000, Hillenbrand Industries, Inc. had employed Mr. Hillenbrand throughout his business career. Mr. Hillenbrand is a board member of the Ocean Reef Medical Center and of the Ocean Reef Medical Center Foundation. Mr. Hillenbrand is the Chief Executive Officer of Hillenbrand Capital Partners, an unaffiliated family investment partnership. Mr. Hillenbrand is a cousin of Ray J. Hillenbrand.

Page 9 of 11 pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Thomas H. Johnson
Thomas H. Johnson has served as a director of Hillenbrand since March 31, 2008. Mr. Johnson founded and currently serves as Chairman of Johnson Consulting Group, a consulting firm focused on the death care industry. Prior to founding Johnson Consulting, he founded and served as Chairman of Prime Succession. Before Prime Succession, he served in a variety of other capacities in the death care profession including as an executive of Batesville. Mr. Johnson is the sole owner of Johnson Investment Group, LLC, which company owns and operates two funeral homes in the Phoenix, Arizona vicinity. Mr. Johnson is also a 25% owner, and the managing member, of Fire and Stone Group, LLC which company owns and operates a funeral home in Batesville, Indiana. Mr. Johnson currently serves on the boards of Funeral Service Foundation and Great Western Life Insurance. Mr. Johnson is a cousin of Ray J. Hillenbrand.

F. Joseph Loughrey
F. Joseph Loughrey has served as a director of Hillenbrand since Feb. 11, 2009. On April 1, 2009, he retired from Cummins, Inc. after serving at Cummins in a variety of roles for 35 years, most recently as Vice Chairman of the Board of Directors and the company’s President and Chief Operating Officer. Mr. Loughrey serves on a number of boards, including as Chairman for Conexus Indiana, Chairman for Energy System Network, and as a member of the boards of Sauer-Danfoss, AB SKF, Vanguard Group, Lumina Foundation for Education and the Columbus Community Education Coalition.

Page 10 of 11 pages

Executive Officers

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Kenneth A. Camp
President and Chief Executive Officer.
Kenneth A. Camp has served as a director and as President and Chief Executive Officer of Hillenbrand since February 8, 2008. Mr. Camp previously served as President of Batesville Casket Company, Inc. (“Batesville”) from May 1, 2001 until June 16, 2008. He continues to serve as Chairman and Chief Executive Officer of Batesville. Mr. Camp previously held various positions with Hillenbrand Industries, Inc., the former parent corporation of Hillenbrand, commencing October 8, 2001. He served as Senior Vice President of Hillenbrand Industries, Inc. from October 1, 2006 until his resignation on March 31, 2008. He also has held various positions at Batesville including Vice President/General Manager of Operations from 1995 to 2000; Vice President, Sales and Service; Vice President, Marketing; and Vice President, Strategic Planning. Mr. Camp also serves on the boards of the Manufacturers Alliance/MAPI and the Funeral Service Foundation.

Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer.
Cynthia L. Lucchese has served as Senior Vice President and Chief Financial Officer of Hillenbrand effective February 8, 2008. From 2005 to 2007, she served as Senior Vice President and Chief Financial Officer for Thoratec Corporation. Prior to that, she worked 10 years for Guidant Corporation, now a part of Boston Scientific Corporation, in a variety of senior finance roles, including Vice President and Treasurer, Corporate Controller and Chief Accounting Officer, and Vice President of Finance and Administration of the Guidant Sales Corporation. Ms. Lucchese was also previously employed by Eli Lilly and Company and Ernst & Young LLP.

Paul Douglas Wilson
Senior Vice President, Human Resources.
Paul Douglas Wilson has served as Senior Vice President, Human Resources of Hillenbrand effective March 14, 2008. Most recently, Mr. Wilson served as Vice President, Worldwide Merger Integration for Boston Scientific Corporation, following the close of the merger between Boston Scientific and Guidant Corporation in 2006. Mr. Wilson joined Guidant Corporation in 2002 and served as Vice President of Human Resources. Prior to Guidant, Mr. Wilson was President and a Principal of Ronald Blue & Co., a privately held firm providing financial planning, investment management, tax planning, and philanthropic counsel. Mr. Wilson began his career with Eli Lilly and Company, where he spent 20 years in a variety of increasingly senior executive human resource roles.

Joe A. Raver
Senior Vice President and President of Batesville Casket Company.
Joe A. Raver has served as President and Chief Operating Officer of Batesville, effective June 16, 2008, and Senior Vice President of Hillenbrand on July 15, 2008. Prior to his appointment as an officer of Batesville and Hillenbrand, Mr. Raver served as Vice President and General Manager of the Respiratory Care Division of Hill-Rom, a leading global provider of medical equipment and services. He joined Hill-Rom in 2004 as Vice President of Strategy and Shared Services. Prior to joining Hill-Rom, Mr. Raver spent 10 years in a variety of leadership positions at Batesville and Hill-Rom, including being appointed Vice President of Strategy and Logistics at Batesville in 2002.

Page 11 of 11 pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

John R. Zerkle
Senior Vice President, General Counsel and Secretary.
John R. Zerkle has served as Senior Vice President, General Counsel and Secretary of Hillenbrand effective February 8, 2008. Most recently, Mr. Zerkle had served as Vice President and General Counsel of Batesville since March 2004. From September 2002 to February 2004, Mr. Zerkle served as Vice President and General Counsel of Forethought Financial Services, Inc., then a subsidiary of Hill-Rom. He also served as Compliance Officer for Forethought Investment Management, Inc. Prior to joining Forethought, Mr. Zerkle was in private practice for twenty years, where he focused his practice on corporate, securities, regulatory, and banking law matters.

Hinesh B. Patel
Vice President, Strategy and Business Development.
Hinesh B. Patel has served as Vice President, Strategy and Business Development of Hillenbrand effective August 18, 2008. Prior to accepting his current position with Hillenbrand, Mr. Patel served as Director of Strategy and Business Development for Honeywell International Inc., a position he had held since April 2007. Prior to joining Honeywell International Inc., Mr. Patel held other management roles in business development, strategy, and operations with Milliken & Company, Caspian Networks Inc., Eaton Corporation, and Arthur D. Little.

Jan M. Santerre
Vice President, Lean Business.
Jan M. Santerre has served as Vice President, Lean Business of Hillenbrand effective December 1, 2008. Prior to accepting her position with Hillenbrand, Ms. Santerre served as Vice President of Operations Hydraulics Group for Parker Hannifin Corporation, a position she had held since April 2005. From 2003 to 2005, Ms. Santerre served as Parker Hannifin's Vice President of Lean Enterprise and Quality, where she developed and deployed the Parker Lean System. Prior to that, Ms. Santerre was with Delphi Automotive Systems and General Motors for 18 years with responsibilities in engineering, quality, and manufacturing, culminating in executive operations roles.

Theodore S. Haddad, Jr.
Vice President, Controller and Chief Accounting Officer.
Theodore S. Haddad, Jr. has served as Vice President, Controller and Chief Accounting Officer of Hillenbrand since February 8, 2008. Prior to joining Hillenbrand, Mr. Haddad had served as Senior Manager in the Audit and Business Advisory Services Group of PricewaterhouseCoopers LLP since July 2002. Prior to that, Mr. Haddad served as a Senior Manager in the audit group of Arthur Andersen LLP, having been with that firm since July 1991. Mr. Haddad is a Certified Public Accountant and Certified Management Accountant.